Exhibit 99.1

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 21, 2025

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on July 21, 2025 at 4:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended as of December 31, 2024;

2.	To re-appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.	To re-elect Messrs. Alexander Rabinovitch, Shlomo Shalev, and Doron Turgeman to our Board of Directors, each for a term expiring at our next annual general meeting of shareholders (a separate vote for each director will be taken). Declaration of Directors Qualification is attached as Annex A hereto;

4.	To approve the engagement terms of Mr. Noam Band in his capacity as our Chief Executive Officer;

5.	To approve the grant of 10,000,000 options to Mr. Shlomo Shalev, our Chairman of the Board;

6.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of up to US$1.0 Million in the form of convertible unsecured subordinated debentures pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933, as amended from certain investors, including Interested Parties.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on June 18, 2025 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 26 Ben-Gurion St. Ramat Gan, Israel, 5257346, Israel, Attention: Chief Executive Officer.

By Order of the Board of Directors

/s/ Noam Band
Noam Band
Chief Executive Officer
June 18, 2025

26 Ben-Gurion St.

Ramat Gan, Israel, 5257346

PROXY STATEMENT

FOR AN ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 21, 2025

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with an Annual and Extraordinary General Meeting of Shareholders, to be held on July 21, 2025, at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the annual and extraordinary meeting will be as follows:

1. To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2024.

2. To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to authorize the Boad of Directors, upon the recommendation of the Audit Committee to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

3. To re-elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4. To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

5. To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

6. To approve the engagement terms of Mr. Noam Band in his capacity as our Chief Executive Officer.

7. To approve the grant of 10,000,000 options to Mr. Shlomo Shalev, our Chairman of the Board;

8. To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of up to US$1.0 Million in the form of convertible unsecured subordinated debentures pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933, as amended from certain investors, including Interested Parties.

We currently are unaware of any other matters that may be raised at the annual and extraordinary meeting. Should any other matters be properly raised at the annual and extraordinary meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only shareholders and ADS holders at the close of business on June 18, 2025 shall be entitled to receive notice of and to vote at the annual and extraordinary meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual and extraordinary meeting. If you do not plan to attend the annual and extraordinary meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 26 Ben-Gurion St. Ramat Gan, 5257346, Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the annual and extraordinary meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on June 15, 2025 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the annual and extraordinary meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the annual and extraordinary meeting or at any postponements or adjournments of the annual and extraordinary meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the annual and extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the annual and extraordinary meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the annual and extraordinary meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about June 18, 2025. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the annual and extraordinary meeting (i.e., July 11, 2025). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., July 16, 2025).

Quorum

At the close of business on June 13, 2025, we had outstanding 881,385,176 ordinary shares, this number included 9,897,964 ADSs and excluded 372,958,953 dormant ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the annual and extraordinary meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting on such Proposals in person or by proxy at the annual and extraordinary meeting is necessary for the approval of each of Proposal 2 through 8.

The approval of Proposals 6, 7, and 8 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval of Proposals 6, 7, and 8 must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 25.0% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than XTL Biopharmaceuticals, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of Proposals 6, 7 and 8, except if you notified the Company of such in writing. If you believe that you have a personal interest in any of Proposals 6, 7 and 8, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd., 26 Ben Gurion Street, Ramat Gan 5257346 Israel, to the attention of Mr. Noam Band.

If you provide specific instructions (mark boxes) with regard to certain Proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the annual and extraordinary meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the annual and extraordinary meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs, as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the annual and extraordinary meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual and Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Annual Meeting, in accordance with the requirements of the Companies Law, our auditor’s report, annual report and consolidated financial statements for the year ended as of December 31, 2024 will be presented. We will furthermore hold a discussion with respect to such financial statements at the Annual Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended as of December 31, 2024 (filed with the Securities and Exchange Commission on April 30, 2025), may be reviewed at through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor’s report, audited consolidated financial statements, Form 20-F and its amendments or the contents of our website form part of the proxy solicitation material.

PROPOSAL 2:

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Background

It is proposed to re-appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors (the “Proposed Auditors”) for the fiscal year ending December 31, 2025, until our next annual general Meeting of shareholders and to authorize our Board of Directors, upon recommendation of the Audit Committee to determine KPMG’s remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table sets forth for the year ended 2024, the fees billed by the Company’s independent registered public firm.

Service Rendered	Year ended December 31, 2024
Audit (1)	US$	120,000
Audit related services (2)
Tax	US$	5,000
All other fees
Total	US$	125,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

Proposed Resolution

It is proposed that at the Annual and Extraordinary General Meeting the following resolution shall be adopted:

“RESOLVED, that the appointment of Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG, as the Company’s independent auditors for the fiscal year ending December 31, 2025, until our next annual general Meeting of shareholders and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Audit Committee to fix the independent auditors’ renumeration.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Audit Committee or Board of Directors to fix the independent auditors’ compensation.

PROPOSALS 3-5:

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Board of Directors currently consists of seven directors, including two external directors. Our directors, excluding the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than the external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

Each of the nominees, whose professional background is provided below, has advised us that he or she are willing, able and ready to serve as a director if elected or re-elected as the case may be.

Alexander Rabinovich joined our Board of Directors in April 2017. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Green Forest Holdings Ltd., a fully owned company engaged in capital investments and of Intercure Ltd. (TASE, NASDAQ) In addition, he serves as a director and CEO of Green Fileds Capital Ltd. (TASE). Mr. Rabinovich served as director in Pilat Media Global PLC, public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange and several other private companies such as Visuality Systems Ltd. Mr. Rabinovich holds a B.A. degree in Economics and Accounting from the University of Haifa.

Shlomo Shalev joined our Board of Directors in December 2014 and in April 2015 was appointed to serve as Chairman and served in such capacity until July 2018. From 2020 till April 2025, he served as the Company CEO. In April 2025 Mr. Shalev was appointed again to as Chairman. He most recently served as Chairman of the board of directors at Intercure and Micronet, both TASE listed companies. In addition to serving as a Board member on a number of NASDAQ and TASE listed companies, such as Ophir Optronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

 Doron Turgeman Doron Turgeman joined our Board of Directors in December 2014 and was appointed Chief Executive Officer on January 29, 2020. On May 19, 2020, Mr. Turgeman resigned as Chief Executive Officer. Mr. Turgeman remains on the board following his resignation as Chief Executive Officer. He has served as Chairman of our Board of Directors from July 2018 until April 2025. Mr. Turgeman has significant public company experience with both Nasdaq and TASE listed companies. He has gained considerable experience in mergers and acquisitions involving both debt and equity He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Proposed Resolutions

It is proposed that at the Annual and Extraordinary General Meeting the following resolutions shall be adopted:

“RESOLVED, that the re-election of Alexander Rabinovitch as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Shlomo Shalev as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Doron Turgeman as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominees.

It is hereby clarified that resolutions approving the re-election of each director shall be adopted separately.

PROPOSALS 6:

APPROVAL OF THE ENGAGEMENT TERMS OF NOAM BAND AS CEO OF
THE COMPANY

Background

On April 7, 2025, the Board appointed Mr. Noam Band as our CEO, replacing Mr. Shlomo Shalev.

Noam Band shall serve as our CEO under the proposed compensation terms as follows:

●	Monthly Retainer Fee – a fixed gross monthly fee of NIS 50,000 plus VAT for the first trimester of engagement and of NIS 60,000 plus VAT upon the earlier of (i) the lapse of the first three (3) months period commencing as of the effective date of engagement, or (ii) the completion by the Company of the next equity round of financing (the “Next Equity Round”).

●

Time-Based Options – Mr. Band shall be issued 42,300,000 options (the “Time-Based Options”) to purchase, under XTL Biopharmaceuticals Ltd. 2011 Global Incentive Option Scheme and Annex A – Israel to the Scheme (the: “Israeli Annex”), duly adopted and approved on August 29, 2011, the validity of which was duly extended until August 29, 2026, by Company on March 14, 2023 (the “Scheme”), 42,300,000 Ordinary Shares, represented by 423,000 ADSs of the Company at an exercise price of US$1.40 per ADS. The Time-Based Options shall vest on a quarterly basis over 48 months, so that 2,643,750 of the Time-Based Options shall vest on the last day of each three-month period, provided that on such date Mr. Band engagement with the Company is still in full force.

●	Milestone Based Options – Mr. Band shall be issued 42,300,000 options (the “Milestone Based Options” and together with the Time-Based Options, the “Options”) to purchase, under the “Scheme”, 42,300,000 Ordinary Shares, represented by 423,000 ADSs of the Company at an exercise price of US$1.60 per ADS. Upon the occurrence within a period of twenty-four (24) months as of the Milestones Based Options date of grant (each a “Milestone”) (i) reaching positive EBIDTA (based on financial statement audited by the Company’ auditors), 30,000,000 Milestone Based Options shall vest and (ii) closing of a strategic transaction (as defined by the Board), additional 12,300,000 Milestone Based Options shall vest, provided however that on the date of achievement of the relevant Milestone, Mr. Band engagement with the Company is still in full force.

The Board of Directors and the Compensation Committee of the Company have reviewed the suggested remuneration terms of Mr. Band and have determined that the suggested terms are reasonable and adequate notwithstanding their discrepancy with the proposed Compensation Policy of the Company and advise the shareholders to approve such remuneration terms.

A brief biography of Mr. Band is set forth below:

Noam Band

Prior to joining the Company, Mr. Band has Mr. Band has served as the Chief Executive Officer of Monitor2Heart. From 2020 through its acquisition in 2023 he served as a board advisor to 7digital Group plc (formerly AIM: 7DIG), contributing to its strategic direction and corporate governance. Mr. Band served as the Chairman and Chief Executive Officer of Gix Internet Ltd. (formerly Algomizer Ltd.) (TASE:GIX) from 2013 to 2020 and as a Chairman of Viewbix Inc. (OTCMKTS: VBIX) from 2018 to 2020. Additionally, Mr. Band has served as the Chief Executive Officer of Timest, Mobillion, and Dotomi (acquired by ValueClick). Mr. Band holds an MBA and a B.A. in Economics from The Hebrew University of Jerusalem, Israel

Proposed Resolution

It is proposed that at the Annual and Extraordinary General Meeting the following resolution shall be adopted:

“RESOLVED, to approve the engagement terms of Mr. Noam Band as CEO of the Company, including the Option grant, as described in this proxy statement to be effective as of April 7, 2025.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the foregoing CEO’s engagement terms. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the CEO’s engagement terms, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of this Proposal 6 except if you notified the Company of such in writing. If you believe that you have a personal interest in such Proposal 6, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd, 26 Ben Gurion Street, Ramat Gan 5257346 Israel, to the attention of Mr. Noam Band.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the foregoing Chief Executive Officer’s engagement terms.

PROPOSAL 7:

APPROVAL OF OPTION GRANT TO SHLOMO SHALEV

Background

On August 11, 2024, Our Compensation Committee and Board of Directors approved the grant to Mr. Shlomo Shalev of 10,000,000 options to purchase, 10,000,000 Ordinary Shares represented by 100,000 ADSs of the Company, at an exercise price of US$1.20 per ADS, as The Social Proxy Ltd. acquisition bonus and subject to the provision of a legal opinion in relation to the non-applicability of the provisions of Section 409A of the Internal Revenue Code. The options have been fully vested as of August 11, 2024.

Proposed Resolution

It is proposed that at the Annual and Extraordinary General Meeting the following resolution shall be adopted:

“RESOLVED, to approve that Mr. Shlomo Shalev, our Chairman of the Board, shall receive the equity remuneration as described in this proxy statement.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the foregoing Chairman of the Board’s equity remuneration. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Chairman of the Board’s equity remuneration, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of this Proposal 7 except if you notified the Company of such in writing. If you believe that you have a personal interest in such Proposal 7, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd, 26 Ben Gurion Street, Ramat Gan 5257346 Israel, to the attention of Mr. Noam Band.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the foregoing Chairman of the Board’s equity remuneration.

PROPOSAL 8:

PRIVATE PLACEMENT - INTERESTED PARTY TRANSACTION

Background

The Company has entered into subordinated debenture agreements (the “Debenture Agreement”) with certain investors, including each of Mr. Alexander Rabinovitch, a director, who as of June 13, 2025, beneficially holds in the aggregate approximately 29.99% of the Ordinary Shares, Mr. Shlomo Shalev, a director, who as of June 13, 2025, beneficially holds in the aggregate approximately 2.75% of the Ordinary Shares, and Mr. Noam Band, the CEO of the Company, (each an “Interested Party”), to receive, proceeds of up to US$1.0 million by way of a private placement offering (the “Offering”).

In connection with the Offering, the Company will grant said investors with convertible unsecured subordinated debentures (the “Debentures”) pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) accruing an annual interest of 8% (the “Interest”) and due and payable in full together with all accrued Interest on the date that is eighteen (18) months from the effective date of the Debenture Agreement (the “Maturity Date”).

The Debentures and accrued Interest will be convertible, at the option of the investor, at any time prior to Maturity Date into ADSs, at a conversion price per ADS equal to eighty percent (80%) of the price per share as determined under the Next Equity Round and up to a maximum of $1.5 per ADS (the “Conversion Price”), subject to customary Conversion Price adjustments. If there is no Next Equity Round prior to the Maturity Date, the Debenture and accrued Interest may be converted, at the option of each investor, at a price per ADS equals to 80% of the average closing price of the ADS in Nasdaq in the 10 days prior to conversion. The Debentures and the ADSs issuable upon conversion thereof will be “restricted securities” under the Securities Act and may not be resold in the U.S. without registration or an exemption therefrom. This private placement is made without registration under Section 4(a)(2) and Rule 506 of Regulation D of the Securities Act and applicable state securities laws. There will not be a placement agent in connection with this private placement.

Because the Company’s ADSs are listed on the Nasdaq Stock Market, the Company is subject to the provisions of Nasdaq Rules 5635(c). Nasdaq Rule 5635(c) requires stockholder approval before the issuance of securities to a Nasdaq-listed company’s officers, directors, employees or consultants in a private placement at a price less than the market value of the stock, calculated as the closing bid price for such shares on the trading day immediately prior to entry into the agreement.

The Debenture Agreement does provide for the sale of ADSs to the Interested Party(ies) at a price which may be less than the closing bid price of our ADSs on the trading day immediately preceding the consummation of Next Equity Round. Therefore, shareholder approval may be required pursuant to Nasdaq Stock Market Rule 5635(c).

There is no guarantee that the private placement described above will be consummated as described or at all.

Proposed Resolution

It is proposed that at the Annual and Extraordinary General Meeting the following resolution shall be adopted:

“RESOLVED, to approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of up to US$1.0 Million from certain investors, including certain Interested Parties.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the foregoing Offering. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of Offering, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of this Proposal 8 except if you notified the Company of such in writing. If you believe that you have a personal interest in such Proposal 8, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at XTL Biopharmaceuticals Ltd, 26 Ben Gurion Street, Ramat Gan 5257346 Israel, to the attention of Mr. Noam Band.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the Offering.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual and extraordinary meeting, but, if any other matters are properly presented at the annual and extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 18, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 18, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY

By Order of the Board of Directors

/s/ Noam Band
Noam Band
Chief Executive Officer
Dated: June 18, 2025